UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

GOODY’S FAMILY CLOTHING, INC.
(Name of Subject Company)
GOODY’S FAMILY CLOTHING, INC.
(Name of Person(s) Filing Statement)
COMMON STOCK, NO PAR VALUE PER SHARE
(Title of Classes of Securities)
382588101
(CUSIP Number of Classes of Securities)

REGIS HEBBELER, ESQ.
Senior Vice President, General Counsel
Goody’s Family Clothing, Inc.
400 Goody’s Lane
Knoxville, Tennessee 37922
(865) 966-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
On Behalf of the Person(s) Filing)
COPY TO:
MARTIN NUSSBAUM, ESQ.
Dechert LLP
30 Rockefeller Plaza
New York, New York 10112
(212) 698-3500

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 amends and supplements the Schedule 14D-9 initially filed with the SEC on November 10, 2005 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by GF Acquisition Corp. (the “Purchaser”), a Tennessee corporation, to purchase for cash all of the issued and outstanding shares of the common stock, no par value per share (the “Shares”), of Goody’s Family Clothing, Inc. at a price of $9.60 per Share upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 10, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” with the Offer to Purchase, together with any amendments and supplements thereto, collectively constitute the “Offer”). The Offer is further described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) that was filed by the Purchaser and certain of its affiliates with the Securities and Exchange Commission on November 10, 2005. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits 99.A.1.I and 99.A.1.II to the Schedule TO.
     This Amendment No. 1 makes certain changes to Item 8 of the Schedule 14d-9 and should be read in conjunction with the Schedule 14D-9.
ITEM 8.   ADDITIONAL INFORMATION
     Item 8 is hereby amended and supplemented by adding the following:
     On or about November 14, 2005, the Company mailed a letter to each of its holders of stock options regarding the provisions of the Merger Agreement relating to options. The letter is attached as Exhibit 99.(A)(5)((D).to this filing.
ITEM 9. EXHIBITS.
a(5)(D) Letter to Option Holders
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 17, 2005

GOODY’S FAMILY CLOTHING, INC.
By:	/s/ Edward R. Carlin
	Name:	Edward R. Carlin
	Title:	Executive Vice President, Chief Financial Officer and Secretary